centrica

taking care of the essentials

03 SEP -2 AM 7:21

FAX MESSAGE

82-4578

To:	Office of International Corporation Finance, SEC	**Date:**	2 September, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)



03029648

SUPPL

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 9/2

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

2 September, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
British Gas Business Transformation Presentation 2nd September 2003

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica plc
British Gas Business Transformation Presentation
2nd September 2003

Centrica plc is today holding a presentation on British Gas Business Transformation for analysts and institutional investors as part of its commitment to give greater insight into Centrica's strategy.

At the presentation, Centrica management will reconfirm their confidence in delivery of the customer relationship management and other business transformation initiatives under way within British Gas.

Significant financial benefits are expected as a result of these initiatives, driven through increased cross-selling, improved customer loyalty and reduced cost to serve and acquire. At the presentation, management will express confidence in achievement of anticipated annualised benefits of £100m in 2005, rising to over £150m by 2008.

A full copy of the slides will be available at 1pm at www.centrica.com/investors. A webcast and transcript will be available from Thursday, 4th September 2003.

Further information:

Centrica Investor Relations 01753 494 900

Centrica Media Relations 01753 494 085